Exhibit 99.4

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements as of September 30, 2024, and for the nine-month periods ended September 30, 2024 and 2023

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Financial Statements for 2024 and 2023

Operadora Hotelera GI, S. A. de C. V.
Condensed Interim Statements of Financial Position
As of September 30, 2024 and December 31, 2023
(Mexican pesos)

	Notes	September 30,	December 31,
		2024	2023
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$2,163,469	$1,068,277
Trade receivables		27,931,789	-
VAT receivable		4,940,124	-
Other receivables		2,204,838	607,876
Due from related parties	4	5,831,111	-
Prepayments		3,441,402	8,004,732
Inventories		5,835,087	-
Total current assets		52,347,820	9,680,885

Property, construction in process and equipment, net		663,211	-
Right of use assets, net	5	535,655,054	199,957,781
Guarantee deposits		-	4,870,138
Deferred tax asset		24,594,662	-
Total non-current assets		560,912,927	204,827,919

Total assets		$613,260,747	$214,508,804

Liabilities and Stockholders’ Equity
Current Liabilities:
Trade accounts payable and accumulated expenses		$107,795,125	$2,291,131
Advance customers		7,431,007	-
Due to related parties	4	14,622,017	4,870,138
Lease liabilities	5	157,027,218	26,666,962
Income tax payable		3,088,493	32,499
Employees’ statutory profit sharing		59,032	59,032
Total current liabilities		290,022,892	33,919,762

Non-current Liabilities:
Lease liabilities, excluding current portion	5	429,361,662	164,589,304
Employee benefits		713,701	189,098
Deferred tax liabilities		-	4,742,442
Total non-current liabilities		430,075,363	169,520,844

Total liabilities		720,098,255	203,440,606

Stockholders’ Equity
Common stock	8	260,001	260,001
Accumulated deficit		(107,064,955)	10,840,751
Other comprehensive income		(32,554)	(32,554)
Total Stockholders’ Equity		(106,837,508)	11,068,198

Total Liabilities and Stockholders’ Equity		$613,260,747	$214,508,804

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.
Condensed Interim Statements of Profit or Loss and Other Comprehensive Income
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

		For the nine-month periods ended September 30,
	Notes	2024	2023

Revenue	6	$260,328,682	$6,672,741
Direct and selling, general and administrative expenses:
Employee benefits		105,524,707	3,930,484
Food & beverage and service cost		32,502,008	-
Sales commissions		3,297,208	-
Management fees to hotel operators		4,070,781	-
Depreciation and amortization		109,780,119	-
Licenses and permits		10,080,845	-
Professional fees		5,247,643	40,883
Maintenance and conservation		10,231,521	-
Utility expenses		20,951,964	-
Advertising		28,384,510	-
Insurance		2,219,393	27,200
Software		3,090,648	258,957
Cleaning and laundry		4,173,476	-
Supplies and equipment		12,515,579	-
Bank fees		3,086,975	-
Other costs		15,750,397	191,028
Total direct and selling, general and administrative expenses		370,907,774	4,448,552

Exchange rate (expense) income, net		(1,183,599)	140,488
Interest expense		(35,480,119)	-
(Loss) profit before income taxes		(147,242,810)	2,364,677

Income taxes	7	(29,337,104)	(32,928)

Net (loss) profit for the period		$(117,905,706)	$2,397,605

Total comprehensive (loss) income		$(117,905,706)	$2,397,605

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Changes in Stockholders’ Equity and Net Assets
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

			Other Comprehensive Income

Note	Common Stock	Retained earnings (Accumulated Deficit)	Remeasurement of net defined benefit liability net of deferred income tax	Total
Balance as of January 1, 2023	$260,001	$(12,244)	$-	247,757

Profit for the period	-	2,397,605	-	2,397,605

Balance as of September 30, 2023	260,001	2,385,361		2,645,362

Balance as of January 1, 2024	260,001	10,840,751	(32,554)	11,068,198

Loss for the period	-	(117,905,706)	-	(117,905,706)

Balance as of September 30, 2024	$260,001	$(107,064,955)	$(32,554)	$(106,837,508)

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Condensed Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2024 and 2023
(Mexican pesos)

	For the nine-month periods ended September 30,
	2024	2023
Cash flows from operating activities:
(Loss) profit before income taxes	$(147,242,810)	$2,364,677
Adjustments for:
Depreciation of property, construction in process and equipment	10,395	-
Depreciation of right of use assets	109,769,724	-
Interest expense	435,713	-
Interest expense lease liability	35,044,405	-
	(1,982,573)	2,364,677
Changes in:
Increase in VAT and other receivables	(6,537,086)	(213,466)
Increase in trade receivables	(27,931,789)	-
Increase decrease in related parties, net	3,485,055	388,240
Decrease in prepayments	4,563,330	-
Increase in inventory	(5,835,087)	-
Decrease in other assets	4,870,138	-
Increase in trade payables and taxes	117,372,708	906,908
Increase in employee benefits	524,603	21,630
Decrease in employees’ statutory profit sharing	-	(1,187)
Income tax paid	(1,381,713)	(350,446)
Net cash flows from operating activities	87,147,586	3,116,356

Cash flows used in investing activities:
Acquisition of transportation equipment	(673,606)	-
Net cash flows used in investing activities	(673,606)

Cash flows from financing activities:
Payments of leasing liabilities	(85,378,788)	-
Net cash flows from financing activities	(85,378,788)	-

Net increase in cash and cash equivalents and restricted cash	1,095,192	3,116,356

Cash and cash equivalents and restricted cash at the beginning of the period	1,068,277	97,465

Cash and cash equivalents and restricted cash at the end of the period	$2,163,469	$3,213,821

The accompanying notes are an integral part of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V.

Notes to the Condensed Interim Financial Statements
As of September 30, 2024 and December 31, 2023, and
for the nine-month periods ended September 30, 2024, and 2023
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 27, 2024, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer, David James Galan, Global Chief Financial Officer and Oscar Jazmani Mendoza Escobar, Chief Financial Officer Mexico, authorized the issuance of these condensed interim financial statements.

Operadora Hotelera GI, S. A. de C. V. (the “Company”) has an address at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Mexico City. The Company is part of Grupo Murano (the “Group”) a Mexican development Group with  experience in  structuring, developing and assessment of industrial, residential, corporate office and hotel projects in Mexico. The Company also provides comprehensive services, including the execution, construction, management, and operation of a wide variety of industrial, business, tourism, and real estate projects, among others including managing luxury hotels in urban and beach resort destinations.

The Company is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex”), which is ultimately expected to incorporate around 3,000 rooms and approximately 758 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Company is involved in the development and operation of Phase I of the GIC Complex, which is described as follows:

I.
Phase one is nearing completion and when fully operational will have 1,016 rooms, under two hotel brands: (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The Dreams hotel is expected to commence operations in the second quarter of 2025. The Company decided to delay the opening of Dreams, following consultation with the hotel operator, in order to utilize the learnings from the first few months of the operation of Vivid.  This includes small changes to the layout of Dreams, including more meeting and event space.  Furthermore, the Company has been able to satisfy some of the projected initial demand of the Dreams hotel by increasing the planned occupancy of the Vivid hotel.

b.	Significant transactions

i.	On July 30, 2024 the Company signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.

ii.	The first phase of GIC I commenced operations with the opening of the Vivid Hotel on April 1, 2024.

iii.
On March 20, 2024, Murano Global Investments PLC, the parent entity of Murano PV (sub holding Company of the Group based in Mexico) and HCM Acquisition Corp (“HCM”) completed the Amended and Restated Business Combination Agreement (“A&R BCA”). These condensed interim financial statements do not reflect any impact derived from this transaction since the accounting and economic impacts are reflected at the Murano Global Investments PLC level as this entity became the public company on NASDAQ since that date.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Company, the Board of Directors has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Board of Directors.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and should be read in conjunction with the Company´s last annual financial statements as of and for the year ended December 31, 2023.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2023 and 2022 and for the period ended December 31, 2023. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed financial statements have been prepared assuming the Company will continue as a going concern, which assumes that the Company will be able to meet its obligations.

The Company is an early-stage, as of September 30, 2024, the total current liabilities exceed the amount of total current assets and has lost more that two thirds of its capital stock which under the Ley General de Sociedades Mercantiles in Mexico its cause of dissolution.  Based upon the Company’s current plans, management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

Management continues evaluating strategies to obtain the required additional funding necessary for future operations, and to be able to discharge the outstanding debt and other liabilities as they become due. In assessing these strategies, management has considered the available cash resources, inflows from the hotel that is already in operation, and future financing options available to the Company and the possible financial support of the major shareholder of the Company. However, the Company may be unable to access further equity or debt financing when needed.  As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Company as of and for the nine months ended September 30, 2024 and September 30, 2023, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Company’s last annual audited financial statements as of December 31, 2023.

Measurement of fair values:

A number of the Company’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

d.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

e.	New accounting standards or amendments for 2024 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2024 and have been adopted by the Company. Their adoption has not had any material impact on the disclosure or the amounts reported in these condensed consolidated and combined interim financial statements. The Company has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Company does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2024 and December 31, 2023 cash and cash equivalents is as follows:
	As of
	September 30, 2024	December 31, 2023

Cash	$337,774	$-
Bank deposits	1,825,695	1,068,277

Total cash and cash equivalents and restricted cash	$2,163,469	$1,068,277

4.	Related-party transactions and balances-

i.	Outstanding balances with related parties as of September 30, 2024 and December 31, 2023 are as follows:

	As of
	September 30, 2024	December 31, 2023
Receivable
Affiliate:
Fideicomiso irrevocable de Emisión, Administración y Pago No. CIB/4323 (1)	$5,644,978	$-
Murano World, S. A. de C. V.	186,133	-
Total related parties receivable	5,831,111	-

	As of
	September 30, 2024	December 31, 2023
Payable:
Affiliate:
Fideicomiso Murano 2000 CIB//3001 (2)	$14,622,017	$-
Total related parties payable	14,622,017	-

Current portion	$14,622,017	$-

(1)	This balance is composed by expense reimbursement:

(2)	This balance is composed by the following transactions:

(i)	Guarantee deposit of $4,870,138;
(ii)	Advance payments received for expense reimbursement in the amount of $9,751,879.

5.	Leases

The Company leases hotel equipment. Lease terms vary from contract to contract. Information on leases in which the Company is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property.

September 30, 2024	Hotel Equipment

Balance as of January 1,	$199,957,781
Addition to right-of-use-assets (1) and (2)	445,466,997
Depreciation charge for the year	(109,769,724)

Balance as of September 30,	$535,655,054

December 31, 2023	Hotel Equipment

Balance as of January 1,	$-
Addition to right-of-use-assets (3)	203,886,899
Depreciation charge for the year	(3,929,118)

Balance as of December 31,	$199,957,781

(1)	On January 1, 2024 the Company signed a sub.lease agreement with Murano World, S. A. de C. V. for the sublease of hotel equipment
(2)	On July 30, 2024 Operadora Hotelera GI, S. A. de C. V. signed a 60-month lease agreement with Arrendadora Coppel, S.A.P.I. de C. V. for total rent payments of $40,226,116 plus 16% of VAT.
(3)
On November 8, 2023, Operadora Hotelera GI, S. A. de C. V. entered into a leasing agreement with Arrendadora Coppel, S.A.P.I. de C.V. for hotel equipment for a period of 5 years, rent payments are fixed throughout the contract.

Lease liability

Lease liability as of September 30, 2024 and December 31, 2023 is classified as follows:

September 30, 2024

Lease liability for hotel equipment	$586,388,880
Current portion of lease liability	$157,027,218
Lease liability excluding current portion	$429,361,662

December 31, 2024

Lease liability for hotel equipment	$191,256,266
Current portion of lease liability	$26,666,962
Lease liability excluding current portion	$165,589,304

Amounts recognized in profit or loss

	For the nine month period ended September 30,
	2024	2023
Amounts recognized in profit and loss
Expenses related to short-term leases	$62,891	$
Interest on lease liabilities	35,044,405		2,086,792

	$35,107,296		$2,086,792

Amounts recognized in the combined statement of cash flow
Total cash outflow	$85,378,788		$14,717,425

6.	Revenue

The Company’s operations and main revenue streams are as described in the last annual combined financial statements. The Company’s revenue is derived from contracts with customers, which include the operation of hotels and the resultant income received from guests and related services, and revenue for administrative services with related parties.

	For the nine months ended September 30,
	2024	2023

Revenue from contracts with customers	$136,883,058	$-
Revenue for administrative services with related parties	123,445,624	6,672,741

Total revenue	$260,328,682	$6,672,741

Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary major products and service lines and timing of revenue recognition.

	For the nine months ended September 30,
	2024	2023
Major products/service lines
All-inclusive	$122,783,717
Spa services	4,135,812
Other services	9,963,529	-
Total revenue from contracts with customers	136,883,058	-

Administrative services with related parties	123,445,624	6,672,741

Total revenue	260,328,682	6,672,741

Timing of revenue recognition
Services and products transferred at a point in time	137,544,965	6,672,741
Services transferred over time	122,783,717	-

Total revenue from contracts with customers	$260,328,682	$6,672,741

The following are the key performance indicators of the hotel operations from April 1, 2024 (Vivid opening date) to September 30, 2024:

-	Average daily rate (ADR)	$3,926
-	Occupancy rate	41%
-	Revenue per available room (RevPar)	$1,674
-	Rooms available	73,200
-	Rooms sold	29,845

7.	Income tax

Income tax expense is recognized at an amount determined by multiplying the profit before income taxes for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Company’s effective tax rate for the nine-month period ended September 30, 2024 and 2023 was 19.9% and 1.4%, respectively. The change in effective tax rate was caused mainly by the following factors:

•	The temporary differences that arise from the balances of the right-of-use assets and the lease liabilities items.

8.	Stockholders’ Equity

a.	Common stock at par value as of September 30, 2024 is as follows:

	Number of shares	Amount
Fixed capital:
Series A	50,000	$50,000

Variable capital:
Series B	210,001	210,001
Total	260,001	$260,001

9.	Commitments and contingencies

1.
In accordance with Mexican Tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be similar to those that would be used in arm´s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

2.
The Company, like its assets, are not subject to any legal contingency other than those of a routine nature and characteristic of the business. From transactions with related parties, tax differences could arise if the tax authority, when reviewing said operations, considers that the process and amounts used by the Company are not comparable to those used with or between independent parties in comparable operations.

10.	Subsequent events

The Vivid Hotel performance improved significantly.  Key business and financial metrics used by management experienced a significant increase during the months of October and November 2024 as follows:

Indicator	October 2024	November 2024

ADR	$3,511	$3,960
Occupancy rate	64%	82.3%
RevPar	$2,237	$3,310

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